Exhibit 99.1

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	January 28, 2008

Gold Resources Increase 14% at Seabridge’s Noche Buena Project
Project to be Sold as Part of Plan to Divest Non-Core Assets

Toronto, Canada … Seabridge Gold announced today that Resource Modeling Inc. (“RMI”) has updated its independent resource estimate for the Company’s 100% owned Noche Buena project located in Sonora, Mexico. The updated resource estimate incorporates 33 holes (approximately 8,000 meters) drilled by Seabridge in 2007. An updated National Instrument 43-101 report will be filed on SEDAR within 45 days.

The Noche Buena project is located in northwestern Sonora State, about 55 kilometers from the city of Caborca and within the geological terrain that is host to several large gold deposits, including the La Herradura and Mesquite Mines. Seabridge Gold purchased the property in April of 2006 at which time RMI completed a National Instrument 43-101 technical report incorporating all available historic data. In 2007, Seabridge undertook a 33 hole reverse circulation (RC) drilling program that was designed to expand the known gold resource at Noche Buena by testing new targets within and adjacent to the existing deposit.

The following table summarizes RMI’s updated estimate of gold resources for Noche Buena as of January 21st, 2008 using a 0.25 gram per tonne (g/t) gold cutoff grade:

Noche Buena Resource Estimates at 0.25 g/t Gold Cutoff Grade
Indicated Resources			Inferred Resources
Tonnes (000)	Gold Grade (g/t)	Gold Ounces	Tonnes (000)	Gold Grade (g/t)	Gold Ounces
26,590	0.74	633,000	18,555	0.61	364,000

Seabridge Gold President and CEO Rudi Fronk noted that “the Noche Buena deposit has significant potential for early development as a low-cost, heap-leach, run-of-mine operation. However, the smaller projects in our portfolio like Noche Buena are now dwarfed by our two core assets – the Kerr-Sulphurets-Mitchell (“KSM”) project in British Columbia and the Courageous Lake project in Canada’s Northwest Territories – where recent work has added substantial resources. In our view, these smaller assets are no longer adequately reflected in Seabridge’s valuation and should therefore be divested in order to optimize shareholder value. JP Morgan has been engaged to conduct a sales process for Noche Buena on our behalf.”

More than 83% of Seabridge’s total gold resources are currently contained in the KSM and Courageous Lake projects. An updated National Instrument 43-101 resource calculation for the Mitchell zone of the KSM project is scheduled for completion next month.

RMI has reviewed quality assurance/quality control (QA/QC) results from Seabridge’s 2007 reverse circulation drilling program and believes that the new assay data are representative and suitable to be used for estimating Mineral Resources.

________________________________________________________
106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

In addition to collecting new drill hole data, Seabridge’s geologic staff relogged a significant number of previous reverse circulation drill holes. These data in conjunction with the 2007 drill holes were used to develop an updated geologic interpretation of the structurally controlled mineralization at Noche Buena. Gold grade envelopes were then constructed within the interpreted structural zones using a 0.25 g/t gold cutoff grade. The gold grade envelopes were used by RMI in estimating Mineral Resources. High-grade outlier assays were capped prior to creating 6-meter-long drill hole composites that were used to estimate block grades. Inverse distance, nearest neighbour and krigging methods were used to obtain and compare three different resource estimates.

The estimated block grades were classified into Indicated and Inferred Mineral Resource categories using distance to data and number of drill holes criteria. Indicated Mineral Resources were restricted to blocks located inside of the gold grade envelopes.

Mineral Resources for Noche Buena are summarized below at a variety of gold equivalent cutoff grades.

Noche Buena Resource Estimates at Different Gold Cutoff Grades
Gold Cutoff (g/t)	Indicated Resources			Inferred Resources
	Tonnes (000)	Gold Grade (g/t)	Gold Ounces (000)	Tonnes (000)	Gold Grade (g/t)	Gold Ounces (000)
0.10	27,016	0.73	634	62,637	0.29	584
0.15	26,942	0.73	632	41,405	0.38	506
0.20	26,830	0.74	638	27,439	0.48	423
0.25	26,590	0.74	633	18,555	0.61	364
0.30	25,484	0.76	623	15,454	0.68	338
0.35	23,505	0.80	605	12,455	0.76	304
0.40	20,910	0.85	571	9,950	0.86	275
0.45	18,640	0.90	539	8,376	0.94	253
0.50	16,573	0.96	512	7,208	1.02	236

RMI notes that the April 2006 Noche Buena resource was tabulated using a 0.30 g/t cutoff grade. The lower cutoff grade used in the updated estimate reflects current price and cost regimes. The updated resource estimate contains 10% more Indicated and 10% more Inferred gold ounces than the April 2006 estimate using a 0.30 g/t gold cutoff grade.

Seabridge has acquired a 100% interest in several North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

                ON BEHALF OF THE BOARD
                "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.